

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

March 3, 2017

Ilan Hadar
Chief Financial Officer
Foamix Pharmaceuticals Inc.
520 U.S. Highway 22, Suite 305
Bridgewater, NJ 08807

> **Re:** **Foamix Pharmaceuticals Inc.**
> **Registration Statement on Form F-3**
> **Filed February 24, 2017**
> **File No. 333-216224**

Dear Mr. Hadar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Phyllis G. Korff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP